UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at October 14, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Paul Mann
Chief Financial Officer

Date: October 14, 2008

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC'S EXPLORATION PROGRAMS DEFINING NEW MASSIVE SULPHIDE DEPOSIT TARGETS IN CENTRAL BC

October 14, 2008, Vancouver, BC: - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF) provides an update on its on-going exploration programs along the highly prospective Sitlika Copper-Zinc Belt, central British Columbia. The Sitlika Belt hosts significant potential for the discovery of copper-zinc rich volcanogenic massive sulphide (VMS) deposits.

Diamond drilling is testing the Bodine-Warren target, located within the 669 square kilometer Bodine Block of claims, in the central area of the Sitlika Belt (see Sitlika Copper-Zinc Belt and Regional Infrastructure map at www.amarcresources.com). Amarc has an option agreement granting the right to acquire a 100% interest in this property through a series of staged payments and exploration expenditures over a four year period.

Initial channel samples taken on the Bodine-Warren target in 2007 returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively. The Bodine-Warren drill targets are defined by positive results from soil geochemical sampling (3,300 samples), geological mapping, 34 line kilometers of induced polarization and ground magnetic geophysical surveys. The target area hosts significant anomalous copper and zinc, with associated anomalous silver and lead in soils over a 2,000 meter by 700 meter area. The prospective zone is underlain within a felsic volcanic rock package, with zones of strong sericite-ankerite-pyrite alteration and stockwork mineralization, which represents a classical environment for VMS type mineralization.

The diamond drill program that tested Amarc's 100%-owned Aspira property located near the southern end of the Sitlika Belt has been completed and analytical results are pending. The 2,331 meter drill program was designed to test three distinct targets over 11 kilometers of potential belt, which show strong coincident geochemical soil, induced polarization geophysical and airborne magnetic geophysical anomalies within a permissive geological environment (announced in news release dated August 27, 2008, see Aspira Project maps at www.amarcresources.com).

Elsewhere along the Sitlika Belt target definition exploration programs are continuing with encouraging results and the definition of several promising new drill targets. To date during the 2008 field season, in excess of 18,000 soil geochemical samples, approximately 500 silt and rock geochemical samples, 76 lines kilometers of induced polarization and 1,128 line kilometers of helicopter-borne AeroTem II magnetic geophysical surveys have been completed, in addition to the drilling described above.

In particular, the Huge South property located within the Bodine Block (see Sitlika Copper-Zinc Belt and Regional Infrastructure map at www.amarcresources.com) is returning very encouraging results. Initial results received from 2,700 soil geochemical samples have defined a strong copper in soils anomaly, with associated anomalous gold and zinc, over at least a four kilometer trend. The copper and zinc soil anomaly is hosted by a thick, felsic volcanic pile extending over at least eight kilometers. This represents a classic environment for VMS type mineralization. Induced polarization geophysical surveys and additional soil geochemical sampling are being completed on this high priority target.

About Amarc

Amarc Resources Ltd. is a Vancouver-based exploration and development company, focused on making the next major new mineral deposit discovery in the province of British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its B.C. success through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. The Company will be launching updates on its website shortly.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.